EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

April 6, 2010

Michelle Roberts

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-2001

RE:       Evergreen Variable Annuity Trust (the “Registrant”)

Post-Effective Amendment No. 44,   File Nos. 33-83100 and 811-08716

Dear Ms. Roberts:

Please note the following responses to the comments you provided by telephone to the Registrant’s Registration Statement on Form N-1A (as identified above) filed on February 10, 2010 (accession number 0000907244-10-000192) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus – General Comments (applicable to both Class 1 and Class 2 prospectuses)

Comment #1: You asked that we include the name of the Registrant on the cover of the prospectuses.

Response:            We have made the requested change.

Comment #2: In the Annual Fund Operating Expenses table for Evergreen VA Core Bond Fund, you requested that we delete the first sentence to the footnote which explains acquired fund fees and expenses.

Response: We have made the requested changes and have modified the second sentence to clarify the term ‘acquired fund fees and expenses’ so that it now reads: “The Total Annual Fund Operating Expenses shown, which include Acquired Fund fees and expenses, may be higher than the Fund’s ratio of expenses to average net assets shown in the ‘Financial Highlights’ section, which does not include Acquired Fund fees and expenses.”

Comment #3: You requested that we re-format the Example of Fund Expenses table for each fund so that the numbers of years are the column headings and the share classes are the row headings, per Item 2 of Form N-1A.

U.S. Securities and Exchange Commission

April 6, 2010

Response:            We have made the requested change.

Comment #4:  You requested that we delete the references to “taxes” and “taxable account” in the sentence that reads as follows: “A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account” in the paragraph pertaining to Portfolio Turnover in the ‘Fees and Expenses’ section because those references generally do not apply to an investment in a variable annuity fund.

Response: We have made the requested change.

Comment #5: You requested that we delete the parenthetical “(before and after taxes)” in the sentence “Past performance (before and after taxes) is not necessarily an indication of future results” in the “Performance” section, since it is not applicable to a variable annuity fund.

Response:            We have made the requested change.

Comment #6: You noted that, since these funds have a fiscal year end of December 31, the year-to-date information as of March 31, 2010 in the ‘Performance’ section is not necessary.

Response:            We have deleted the year-to-date information.

Comment #7: You requested that we include a reference in the ‘Tax Information’ section which directs shareholders to the prospectus(es) of the participating insurance companies for additional information regarding tax matters.

Response:            We have made the requested change.

Comment #8: You asked that we confirm the disclosure under the ‘Financial Intermediary Compensation’ is applicable to a variable annuity fund. You also requested that, since the disclosure states that more information can be found on the financial intermediary’s website, we confirm that the website of any financial intermediary contains such disclosure.

Response:            We have confirmed that the disclosure is applicable to a variable annuity fund and have re-worded the disclosure so that it directs shareholders/contract owners to ask their financial advisor or financial intermediary for further information.

U.S. Securities and Exchange Commission

April 6, 2010

Comment #9:  In the Annual Fund Operating Expenses table for Evergreen VA Growth Fund and Evergreen VA Special Values Fund, you requested that we move the footnote disclosing voluntary fee waivers to the ‘Fund Management’ section.

Response: We respectfully decline moving the footnote disclosing the voluntary fee waivers to the statutory prospectus. We believe that it should remain with the table since it is important disclosure which provides more accurate information regarding the actual expenses associated with an investment in the Fund.  We feel it is more easily understood by a reader in the context of the table which provides all of the expenses of a Fund.

Comment #10:  In the ‘Principal Risks’ section under ‘Fund Risks,’ you requested that next to each risk disclosure we include a parenthetical identifying the fund or funds to which each risk applies.

Response: We have made the requested change.

Comment #11:  Also in the chapter ‘Fund Risks,’ you suggested deleting all of the disclosure included in the section ‘Additional Investment Strategies and Related Risks,’ except for the disclosure pertaining to the Funds’ temporary defensive strategy.

Response: We respectfully decline to make the suggested deletion. We believe the information presented is helpful to an investor’s understanding of the Funds and consistent with General Instruction C.3(b) of Form N-1A.

Comment #12:  You requested a correction to the zip code extension for the U.S. Securities and Exchange Commission listed on the back page of the prospectus.

Response: We have made the requested change.

Part C

Comment #13:  You stated that the powers of attorney filed for the Registrant need to specifically reference the Registrant, per Rule 483 of the Securities Act of 1933.

Response:            We view the current powers of attorney as an individual power of attorney for each Registrant in the fund complex  and that the current powers of attorney comply with Rule 483. However, we will revise the powers of attorney for next year’s annual update to clarify this point.

U.S. Securities and Exchange Commission

April 6, 2010

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around April 23, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                                                                                                                                /s/ Brian Montana

                                                                                                                                                                                                Brian Montana, Esq.

cc: James Thomas, Esq.